SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006
                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                              TAT Technologies Ltd.

6-K Items

     1. Immediate report filed by TAT Industries Ltd. with the Israeli Securities Authority on October 4, 2006. TAT Industries Ltd. is the parent of the registrant.




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                                                                          ITEM 1



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                     IMMEDIATE REPORT OF TAT INDUSTRIES LTD.

Notice is hereby given that on October 4th, 2006 , TAT Industries Ltd., the parent company of TAT Technologies Ltd. ( the "Company") (NASDAQ -TATTF), (the "Parent Company"), filed an immediate report with the Israeli Securities Authority in response to an article that was published on such date in Yediot Ahronot, an Israeli daily newspaper.

In the immediate report the Parent Company announced as follows:

1. As of the purchase of Piedmont Aviation Component Services, LLC, ("Piedmont"), by Limco - Airepair Inc., ("Limco"), the Parent Company's subsidiary and a wholly owned subsidiary of the Company, in July 2005, the Parent Company has been searching for opportunities to expand its international activities, including an investment by a strategic investor and/or an offering of shares to the public abroad.

2. The Company, Limco and Piedmont are currently engaged in preliminary negotiations both with an international strategic investor, active in the same industry as these companies, and with U.S. underwriters in connection with the possibility of a public offering of Limco's shares in the U.S.

3. Under a confidentiality agreement executed on September 28, 2006 between the Company, Limco, Piedmont and the international strategic investor, and an oral agreement with the underwriters, it was agreed not to publish any information regarding such preliminary negotiations, unless required under any law. Disclosure of the preliminary negotiations could have precluded the continuance of such negotiations.

4. Only after the conclusion of the preliminary negotiations with the investor or the proposed underwriters, the Parent Company will be able to discuss the evaluation of Limco for purposes of such transactions, and accordingly it can not respond at this time to the information that was published in Yediot Ahronot regarding this matter.

5. In the event of any material changes the Parent Company will issue an additional immediate report.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Isral Ofen
                                                -------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: October 4, 2006